UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25	SEC FILE NUMBER: 001-34080

NOTIFICATION OF LATE FILING	CUSIP NUMBER: 16941P 10 2

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I - REGISTRANT INFORMATION

CHINA SKY ONE MEDICAL, INC.
Full Name of Registrant

N/A
Former Name if Applicable

No. 2158, North Xiang An Road, Song Bei District
Address of Principal Executive Office (Street and Number):

Harbin, Heilongjiang Province, People’s Republic of China, 150028
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We were not able to file our Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2010, on or prior to May 10, 2010, because we are in the process of valuing our outstanding warrants to effect the appropriate accounting treatment under Accounting Standards Codification 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity”, formerly Emerging Issues Task Force Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.  As a result, our financial information could not be compiled and reviewed internally in a time frame sufficient to permit our independent auditors to review such information on a timely basis, without unreasonable effort and expense.  We anticipate that the subject report will be filed on or before the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stanley Hao		86-451-87032617 (China)
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes ☒ No☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state why a reasonable estimate of the results cannot be made. See Attachment
CHINA SKY ONE MEDICAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 10, 2010	By:	/s/ Liu Yan-qing
Name: Liu Yan-qing
Title: President and Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment
to
Form 12b-25
by
China Sky One Medical, Inc.

We are in the process of valuing our outstanding warrants in order to effect the required accounting treatment under Accounting Standards Codification 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity”, formerly Emerging Issues Task Force Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.  Based on preliminary information, which has not been reviewed by our independent registered public accounting firm, we expect:

•	revenues to increase to approximately $28.9 million for the three month period ended March 31, 2010, from approximately $24.8 million for the three month period ended March 31, 2009;

•	income from operations to increase to approximately $10.1 million for the three month period ended March 31, 2010, from approximately $9.1 million in the comparable period in the previous year; and

•
comprehensive income for the first quarter of fiscal 2010 to be between $12.1 million and $13.1 million (including a $4.5 million - $5.5 million gain on change in fair value of derivatives), compared to approximately $7.4 million for the three month period ended March 31, 2009.